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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ___1____)*

ELECTRONIC CONTROL SECURITY, INC.
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(Name of Issuer)

Common Stock, $0.001 par value
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(Title of Class of Securities)

285617 10 6
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(CUSIP Number)

Peter B. Hirshfield, Esq.
Hirshfield Law
1035 Park Avenue, Suite 7B
New York, New York 10028
(646) 827−9362
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2007

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(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 13d-1(g), check the following box.

⁭

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d−7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Names of Reporting Persons.                                Hyundai Syscomm Corp.

I.R.S. Identification Nos. of above persons (entities only).  20-5391892

2.      Check the Appropriate Box if a Member of a Group (see instructions)

(a) [X]

(b) [  ]

3.          SEC Use Only __________________________________________________________

4.         Source of Funds (see instructions)                                   OO

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  [  ]

6.         Citizen or Place of Organization                 California

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.    Aggregate Amount Beneficially Owned By Each Person   -0- shares of Common Stock

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [   ]

13.    Percent of Class Represented by Amount in Row (11)        0%

14.    Type of Reporting Person                          CO

1.       Names of Reporting Persons.                David Choe

           I.R.S. Identification Nos. of above persons (entities only). ______________

2.      Check the Appropriate Box if a Member of a Group (see instructions)

(a) [X]

(b) [  ]

3.           SEC Use Only

4.          Source of Funds (see instructions) AF through Hyundai Syscomm Corp.

5.          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e) [  ]

6.          Citizen or Place of Organization                                     U.S.A.

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.     Aggregate Amount Beneficially Owned By Each Person   -0- shares of Common Stock

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [   ]

13.     Percent of Class Represented by Amount in Row (11)         0%

14.     Type of Reporting Person                                            IN

1.       Names of Reporting Persons.                Samuel Lee

          I.R.S. Identification Nos. of above persons (entities only). ______________

2.      Check the Appropriate Box if a Member of a Group (see instructions)

(a) [X]

(b) [  ]

3.            SEC Use Only

4.            Source of Funds (see instructions) AF through Hyundai Syscomm Corp.

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e) [  ]

6.        Citizen or Place of Organization                                     U.S.A.

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.   Aggregate Amount Beneficially Owned By Each Person  -0- shares of Common Stock

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [   ]

13.     Percent of Class Represented by Amount in Row (11)        0%

14.     Type of Reporting Person                                            IN

Item 1.   Security and Issuer

         This Amendment No. 1 ("Amendment No. 1") to Statement on Schedule 13D (the "Original Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Electronic Control Security, Inc., a New Jersey corporation (the "Issuer"), and is being jointly filed by Hyundai Syscomm Corp., a California corporation ("Hyundai Syscomm"), and by Hyundai Syscomm's two shareholders, directors and officers David Choe ("Choe") and Samuel Lee ("Lee"). Hyundai Syscomm, Choe and Lee are in this Statement collectively referred to as the "Reporting Persons"). The principal executive offices of the Issuer are located at 790 Bloomfield Avenue, Building C1, Clifton, New Jersey 07012.

Item 2.   Identity and Background

(a)    The names of the Reporting Persons are Hyundai Syscomm Corp., David Choe, and Samuel Lee.

(b)    The business address of the Reporting Persons is Hyundai Syscomm Corp., 1065 Hillsdale Boulevard, Suite 247, Foster City, California, 94404.

(c)    The principal business of Hyundai Syscomm is to design, manufacture, supply, market, sell, install and maintain wireless networks and components and security systems throughout the world.  Choe is a business person, is a shareholder and director of Hyundai Syscomm and is the President and Chief Executive Officer of Hyundai Syscomm.  Lee is a business person, a shareholder and director of Hyundai Syscomm and Chairman of the Board of Hyundai Syscomm.

(d)    During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Hyundai Syscomm in a California corporation.  Choe and Lee are both citizens of the United State of America.

Item 3.     Source and Amount of Funds or Other Consideration

         Pursuant to a Stock Purchase Agreement dated as of December 22, 2006 (the "Stock Purchase Agreement"), between Hyundai Syscomm and the Issuer, Hyundai Syscomm subscribed for and agreed to purchase in a privately negotiated transaction an aggregate of 4,800,000 shares (the "Common Shares") of Common Stock of the Issuer.  The consideration for the issuance of the Common Shares was $1,200,000 and Hyundai Syscomm's agreement to provide the Issuer with at least $25 million in subcontract revenues commencing in the first quarter of calendar 2007, on or prior to June 30, 2008.    On March 15, 2007, the Issuer and Hyundai Syscomm agreed to rescind the Issuer's obligation to sell and Hyundai Syscomm's obligation to purchase and pay for the Common Shares.  The Common Shares were released from escrow and returned to the Issuer for cancellation.

Item 4.      Purpose of Transaction

         Based on a number of factors, including the Reporting Persons' evaluation of the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, the Reporting Persons may purchase other securities of the Issuer through open market or privately negotiated transactions with the Issuer or existing shareholders, or may dispose of all or a portion of the securities of the Issuer hereafter owned by them.

         Other than as set forth above, or as noted below, the Reporting Persons do not have any plans or proposals that would result in any of the following:

(a)   the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)    a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)    any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

(e)    any material change in the present capitalization or dividend policy of the Issuer;

(f)    any other material change in the Issuer's business or corporate structure;

(g)   changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)   causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)    causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)    any action similar to any of those enumerated above.

               The Reporting Persons reserve the right to determine in the future to change the purpose or purposes described above.

Item 5.      Interest in Securities of the Issuer

(a)   Aggregate Number and Percentage of Common Stock.  The Reporting Persons no longer beneficially own any shares of the Issuer's Common Stock.

(b)  Power to Vote and Dispose.  Not applicable.

(c) Transactions within the Past 60 Days.  Not applicable.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. March 15, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         On December 26, 2006, the Issuer and Hyundai Syscomm entered into the following agreements: (i) the Stock Purchase Agreement, pursuant to which, among other things, the Issuer agreed to sell to Hyundai Syscomm and Hyundai Syscomm agreed to purchase from the Issuer 4,800,000 shares of the Issuer's Common Stock (the "Escrow Shares") for $1,200,000 (the "Purchase Price") and the Issuer issued to Hyundai Syscomm a warrant dated December 22, 2006 (the "Warrant"); (ii) an Escrow Agreement dated as of December 22, 2006 (the "Escrow Agreement") with Hirshfield Law, as Escrow Agent (the "Escrow Agent"), pursuant to which, among other things, the Issuer deposited the Escrow Shares with the Escrow Agent and Hyundai Syscomm agreed to deposit the Purchase Price with the Escrow Agent; (iii) the Registration Rights Agreement dated as of December 22, 2006 (the "Registration Rights Agreement"), pursuant to which, among other things, the Issuer agreed to register the Escrow Shares and the shares of its Common Stock issuable upon the exercise of the Warrant (the "Warrant Shares") under the Securities Act of 1933 (the "Securities Act" ); (iv) the Sub-Contract dated as of December 22, 2006 (the "Sub-Contract"), pursuant to which, among other things, Hyundai Syscomm agreed to provide the Issuer on or prior to June 30, 2008 with a minimum of $25,000,000 of purchase orders for security worthy assets commencing in the first calendar quarter of 2007, the Issuer agreed to compensate Hyundai Syscomm for such purchase orders with a portion of the gross profits ("Hyundai Syscomm's Share of Gross Profits") to be recognized by the Issuer from purchase orders received under the Sub-Contract and Hyundai Syscomm was given the option to take all or a portion of Hyundai Syscomm's Share of Gross Revenues in the form of cash and/or in the form of a credit toward the vesting of Warrant Shares under the Warrant; (v) the Warrant, pursuant to which, among other things, the Warrant could become exercisable for Warrant Shares by crediting Hyundai Syscomm's Share of Gross Revenues to the vesting of Warrant Shares, but which limits Hyundai Syscomm's maximum ownership of the Issuer's Common Stock to 50%; and (vi) the Proxy, pursuant to which, among other things, Hyundai Syscomm grants the exclusive right to vote any of the Issuer's Common Stock owned by Hyundai Syscomm to Arthur Barchenko, the Chief Executive Officer of the Issuer.

         On March 15, 2007, the Issuer, Hyundai Syscomm and the Escrow Agent entered into an Amendment and Mutual Release pursuant to which, among other things, (i) each of the above-named parties released the others from any potential claims arising from the agreements by the Issuer to sell Escrow Shares to Hyundai Syscomm and by Hyundai Syscomm to purchase the Escrow Shares from the Issuer and to pay the Purchase Price to the Escrow Agent before the Issuer exercised its unilateral right to rescind the purchase and sale of the Escrow Shares; (ii) the Escrow Agent returned the Escrow Shares to the Issuer for cancellation; and (iii) the Warrant was amended so that it would vest one share of Common Stock for each $0.40 of gross profit allocated to Hyundai Syscomm pursuant to the Stock Purchase Agreement.

The foregoing description of the agreements is qualified in its entirety by the actual agreements, copies of which have been filed as exhibits to the original statement or to this Amendment No 1.

Item 7. Material to be filed as Exhibits

Description of Exhibit	Exhibit Number
Stock Purchase Agreement dated as of December 22, 2006 between the Issuer and Hyundai Syscomm.	1*
Escrow Agreement dated as of December 22, 2006 among the Issuer, Hyundai Syscomm and Hirshfield Law, as Escrow Agent.	2*
Registration Rights Agreement dated as of December 22, 2006 between the Issuer and Hyundai Syscomm.	3*
Sub-Contract dated as of December 22, 2006 between the Issuer and Hyundai Syscomm.	4*
Warrant dated as of December 22, 2006.	5*
Proxy dated as of December 22, 2006.	6*
Joint Filing Agreement dated as of December 22, 2006.	7*
Amendment and Mutual Release Among the Issuer, Hyundai Syscomm and the Escrow Agent dated March 15, 2007	8
* Filed as exhibits to the Original Statement.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: March 21, 2007

/s/ David Choe_________________

David Choe, Individually and as

President and CEO of Hyundai Syscomm

/s/ Samuel Lee

Samuel Lee, Individually